UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park Rehovot 76706, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CONTENTS

Acquisition of CynoGen Inc.

As previously reported, on April 13, 2015, Rosetta Genomics Ltd. (the "Company" or "Rosetta") completed its acquisition of CynoGen Inc. ("CynoGen") from Prelude Corporation, a Fjord Ventures portfolio company.

Additional Financial Information

In connection with the acquisition of CynoGen, the Company is also providing certain historical and pro forma financial information and data listed in the exhibit table below. The pro forma financial information gives effect to certain pro forma events related to the acquisition and has been presented for informational purposes only. It does not purport to project the future financial position or operating results of the post-acquisition combined company.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338 and the Company’s Registration Statements on Form S-8, File Nos. 333-141525, 333-147805, 333-165722 and 333-191072.

Safe Harbor Statement

This Form 6-K (including exhibits thereto) contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when Rosetta discusses the future growth of revenues or other expected benefits of the acquisition, it is using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Rosetta’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of CynoGen, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Rosetta's liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Rosetta’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Rosetta’s products; unknown factors affecting third parties with which Rosetta has formed business alliances; timely availability and customer acceptance of Rosetta’s new and existing products; and other factors and risks on which Rosetta may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Rosetta, reference is made to Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Rosetta in reports filed or furnished to the SEC. Except as otherwise required by law, Rosetta undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rosetta Genomics Ltd.
Date: July 8, 2015

	By:	/s/ Oded Biran
Oded Biran
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Rosetta Genomics Ltd. unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2014 and notes thereto.

99.2	CynoGen Inc. audited financial statements for the year ended December 31, 2014 and notes thereto

99.3	Consent of Ernst & Young LLP

99.4	Rosetta Genomics Ltd. audited consolidated financial statements for the year ended December 31, 2014 and notes thereto (*)

(*)	Filed as part of Rosetta Genomics Ltd. Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference.